Medamicus, Inc. File no. 0-19467
                                                                    Exhibit 99.2



Medamicus intends to file a registration statement on Form S-4 in connection with the transaction with BIOMEC, Inc. discussed below. Investors and security-holders of Medamicus and BIOMEC are urged to read the registration statement and the joint proxy statement/prospectus that will be disseminated to the respective security-holders when they become available because these documents will contain important information. When available, investors and security-holders may obtain a free copy of the joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from either of the companies.



                            STATEMENT OF JIM HARTMAN
                      PRESIDENT AND CEO OF MEDAMICUS, INC.
                                  JULY 22, 2003


Good day. My name is Jim Hartman and I'm the President and Chief Executive Officer of Medamicus. My comments today will contain forward-looking statements that involve risks and uncertainties. Any number of factors could cause our results to vary from those that may be anticipated by some statements made today. You should read our press release issued this morning and our SEC filings for a listing of some of the factors that could cause results to differ materially.

During my remarks today I will discuss the pertinent points related to our second quarter results, provide some revenue guidance for the upcoming quarters, discuss in more detail our announcement regarding the acquisition of the operating assets of Biomec Cardiovascular Inc. and then, as in the past, I will attempt to answer any questions you may have. I'm joined today by Mark Kraus, our chief operating officer, who will assist me during our Q & A session in dealing with questions regarding our operations and the Biomec acquisition.

Before beginning the substance of my remarks however, I want to read the following. IN CONNECTION WITH OUR PROPOSED ACQUISITION OF THE OPERATING ASSETS OF BIOMEC CARDIOVASCULAR INC., MEDAMICUS INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE

TRANSACTION, AND MEDAMICUS AND BIOMEC WILL MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE SHAREHOLDERS. INVESTORS AND SECURITY HOLDERS OF MEDAMICUS AND BIOMEC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES, THE TRANSACTION, THE PERSONS SOLICITING PROXIES RELATING TO THE TRANSACTION, THEIR INTERESTS IN THE TRANSACTION, AND RELATED MATTERS. WHEN AVAILABLE, INVESTORS AND SECURITY-HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AT THE SEC'S WEB SITE AT WWW.SEC.GOV. A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FROM EITHER OF THE COMPANIES. Having said that, let me turn to our second quarter results.

Our second quarter results reflected a decline in sales to $4,338,000, compared to $4,382,000 in the second quarter of 2002. This decline is only one percent, even though sales of left ventricle lead delivery systems to Medtronic were nearly $1,000,000 less than in the same quarter a year ago. Our net income of $474,000, or $.10 per diluted share, was a twenty-four percent decline over net income of $628,000, or $.13 per diluted share, in the comparable period of last year. Year-to-date, our sales increased by 4 percent to $9,006,000, compared to $8,681,000 in the first six months of last year. Sales of left ventricle lead delivery systems to Medtronic in the first six months of 2003 were $1,940,000 less than during the same period last year. Net income declined 10 percent for the six months ended June 30, 2003 to $1,106,000, or $.22 per diluted share, from $1,225,000, or $.25 per diluted share a year earlier.

In the second quarter, our core product line of bulk and kit-assembled venous introducers grew 32 percent over the second quarter of last year. This category includes standard introducer kits sold to Medtronic and bulk non-sterile introducers sold to a number of other companies. The increase came from a combination of growth in introducer sales to Bard Access Systems, as well as a broad based growth in introducer sales to other customers. Over the past two years, we have been successful in gaining the introducer business of a number of other significant players in the non-pacing venous access market, and sales to these companies continue to grow at double-digit rates. During the second quarter we manufactured introducers at a run rate of over 1,600,000 units on an annualized basis, over 40 percent of the estimated market.

Unfortunately, we found it necessary to suspend shipments of our FlowGuard valved introducer during the quarter, because of concerns over the integrity of the sheath handle. We had no incidences of field failure but our internal tests indicated that the handle had the potential to be an issue and we made the decision to reformulate the handle resin and assure ourselves and our customers that products shipped from Medamicus are of the highest quality. This action had a modest impact on our sales but a more significant impact on our net income. We reversed sales of product already shipped of slightly less than $100,000 within the quarter and cancelled customer orders for amounts greater than that. We also took the write-offs necessary to account for the cost of stopping production and scrapping inventory. In total those costs reduced our after tax income in the quarter by approximately $.03 per share.

The current timeline to return to the market would indicate that we could be selling FlowGuard introducers either late in the fourth quarter or early next year. The high level of enthusiasm for the FlowGuard at the physician level provides us with optimism that the re-launch of the product will be a successful one and give the year 2004 a boost from the start.

We sold $61,000 of safety needles during the quarter compared to $34,000 a year ago. The majority of these sales came from the inclusion of our needle in procedural kits that we package for Medtronic. The initial release of the safety needle product is well underway, and at least anecdotally, the needle has been well received. Contrary to the first quarter when we had to assemble a large quantity of needles by hand, our automated safety needle assembly system is functioning, although we continue to work on our yields, and we are now producing safety needles to fulfill the initial orders from Cook Incorporated and continue supplying safety needles in Medtronic kits. We signed a supply agreement with Cook in April of 2003 to distribute single packaged needles to the hospital market in the US and we expect Cook will launch the product late in the third quarter.

As stated earlier, we were able to replace nearly $1,000,000 in sales of advanced delivery products during the quarter and nearly $2,000,000 year-to-date. Those sales, totaling $1,562,000 in the second quarter last year and $564,000 in this year's second quarter, were primarily left ventricle lead delivery system kits (LVLDS) and related components, to Medtronic. As we announced last year, packaging of the next generation of LVLDS kits has transitioned to a Medtronic facility. We expect a reduction in LVLDS sales in the third and fourth quarters of this year similar to what we experienced in the first two quarters. While we hope to continue to play a role in the component portion of future LVLDS kit designs, there is no assurance that the components we now sell Medtronic for its next generation kit will be a part of any future designs Medtronic brings to market.

Our gross margins were 42.0 percent for the quarter compared to 46.1 percent a year ago. This reduced level of gross margin was almost exclusively associated with the FlowGuard write-offs that reduced our gross margins by over four percentage points. We believe we have recognized all the costs of suspending production of the FlowGuard in the second quarter. The next two quarters will be influenced by the loss of the anticipated FlowGuard sales and minor research and development expenditures related to qualifying a new resin.

Our research and development costs actually declined $59,000 during the quarter when compared to one year ago, and as a percent of sales they dropped from 10.1 percent to 8.8 percent. This decline is not indicative of a much lower level of activities taking place, but related in part to the amount of expenditures during the period that were billable to customers who have committed to pay some or all of the development costs related to their projects. Additionally, a portion of this reduction in expenditures relates to the timing of certain project costs that will now likely occur later in the year.

Our sales and marketing expenses increased 64 percent to $237,000 when compared to the second quarter of 2002 and now approximate 5.5 percent of sales. This is the result of hiring the full complement of sales/product managers we deemed necessary to execute our business strategy of highly attentive customer service plus cultivation of key physician relationships. We now have a five person sales force consisting of a director, two product managers, a new product development manager and a marketing coordinator.

General and administrative expenses increased 6 percent for the quarter compared to a year ago, and as a percentage of sales equaled 10.5 percent, compared to
9.8 percent in the same quarter of 2002. The primary cost increases were depreciation of our new software system, plus auditing, investor relations and insurance costs associated with our compliance to the Sarbanes-Oxley Act.

As I stated earlier, in total we earned $474,000 after income taxes, or $.10 per fully diluted share compared to $628,000 or $.13 per diluted share one year ago, a decline of 25 percent. Had we not experienced the disappointing setback related to FlowGuard, we would have at least equaled or exceeded last year's income total. For the first six months of the year our net income of $1,106,000, or $.22 per diluted share is 10 percent below last years total.

Our cash situation remains strong with nearly $6,500,000 in the bank. We have no bank debt and over $16,000,000 of net worth. Our assets are over $18 million compared to $1.75 million of liabilities.

Over the next six months we will be focused on the following:

         1. To resolve the FlowGuard design issue and continue work on the smaller sizes of the FlowGuard so that we will be able to re-launch into the dialysis market as well as commence the initial launch into the pacing and implantable port market.

         2. To validate and ship the various needle configurations to fulfill the safety needle orders for Cook, and continue work on the next generation of safety devices.

         3. To accelerate our efforts on advanced delivery system projects. Since exhibiting our capabilities in this area at a number of shows earlier this year, the response for requests to do product development has been overwhelming. Today we are working on eleven new products for specific customers related to fixed curve and articulating delivery systems. While not all of these projects may become commercial successes, the broad base of activity would indicate to us a significant level of potential future revenue. We are also developing for regulatory approval our own line of articulating guide catheters which should significantly reduce the time to market for our customers.

Now let me provide some guidance for the two upcoming quarters.

         * With the loss of the FlowGuard revenue until late in the fourth quarter or early 2004, combined with the expected loss of LVLDS revenue in the third quarter, we anticipate that sales for the third quarter of 2003 will be approximately 10% less than the sales during last year's third quarter. Last year's third quarter equaled $4,542,000 aided by a one time shipment of specialty introducers to Medtronic totaling $380,000. We will commence shipments of safety needles to Cook during the third quarter as well as continue to include needles in Medtronic kits.

         * As regards to our fourth quarter, obviously, if we can be back in the market with FlowGuard earlier in the quarter, our anticipated sales would be favorably impacted. And while these comments have not reflected our pending acquisition of Biomec Cardiovascular, it is likely those sales will be combined with ours for some or all of the fourth quarter.

         * We expect our gross margin percent to show improvement in the third quarter when compared to quarter one since we have now resolved the issues associated with the automated safety needle assembly equipment and as compared to quarter two when we wrote off the scrapped inventory related to FlowGuard. We anticipate that our operating expenses will remain relatively the same when compared to the second quarter.

Now I'd like to expand upon our announcement today regarding the acquisition of the operating assets of Biomec Cardiovascular Inc. ("BCI"), a private company located in the Twin Cities. We have been open about our interest in pursuing an acquisition that would be complementary to our product offering, broaden our customer base, add to our intellectual property portfolio and bring additional management talent into our organization. It was also important to us that the business philosophy of a potential acquisition be consistent with our strategy of developing proprietary products and marketing those products to other medical device companies. The acquisition of Biomec Cardiovascular Inc. meets all of these criteria.

BCI's proprietary product line consists of specialty pacing leads used primarily for cardiac resynchronization therapy in the treatment of congestive heart failure, an implant tool for placing those leads, and finally, pacing lead adaptors which allow one generation of pacing lead wires to be attached to another generation of pulse generators. Those different generations are created by the adoption of new international standards. It is expected that a new lead connector standard

(currently called IS-4) will be adopted sometime in the next two years requiring an entirely new set of adaptors. All of BCI's proprietary products are sold primarily to the big three pacing companies. BCI has laser welding capabilities and also does a significant amount of packaging for a variety of companies.

BCI's sales have doubled in the first half of 2003 to over $4.5 million compared to 2002 and BCI's management believes they have an excellent opportunity to continue that pace of growth well into 2004. BCI is profitable having earned $495,000 on a pretax basis through the first half of 2003.

There are a number of synergies between our two companies. The joint marketing of our combined product offering to pacing companies should allow us to bring one stop shopping and attractive pricing to those customers. Our development effort can focus on these specialty leads but now with a complementary delivery system. There are of course a number of cost savings that we will realize by conducting our business in the most efficient manner.

We will pay $18,000,000 at closing less the assumed liabilities. Payment will be a combination of cash and stock. It is our current intention to secure a $5,000,000 term loan that would allow us to pay the maximum amount of cash at closing, approximately $11,000,000, and the minimum amount in stock which would be equal to $7,000,000 or approximately 933,000 shares. We will also have a contingent payment to make in early 2004 which is based on total annual 2003 sales achieved times two minus the $18,000,000 closing payment; and another contingent payment in 2005 equal to the increase in proprietary sales in 2004 over 2003. This payment could double if BCI has contracts in place that evidence long-term revenue potential. The transaction will require approval by both companies' shareholders and we expect to close the transaction around September 30, 2003.

This is a transforming opportunity for our company. We will have revenues 50 percent higher than we have today. We will have more customers but much less dependence on any one customer. Our product offering will be one of the strongest in the pacing accessory field. We will again be participating in one of the highest growth areas in cardiac rhythm management, the treatment of congestive heart failure through resynchronization therapy. By virtue of being 50 percent larger, more profitable, having more shares in the public float, and by applying for listing on the Nasdaq National Market System, a condition of the transaction, Medamicus should be a far more attractive company for institutional investors, and that should prove beneficial for all shareholders.

Thanks for listening today. Mark Kraus and I will be happy to entertain any questions you may have.

                                                Medamicus, Inc. File no. 0-19467
                                                                    Exhibit 99.3



FOR IMMEDIATE RELEASE                                   CONTACT: JIM HARTMAN
                                                                 MEDAMICUS, INC.
                                                                 (763) 577-2212


JULY 22, 2003

    MEDAMICUS, INC. TO ACQUIRE OPERATING ASSETS OF BIOMEC CARDIOVASCULAR INC.


Medamicus, Inc. today announced that it has entered into a definitive agreement to acquire the operating assets of BIOMEC Cardiovascular Inc. ("BCI"), a Minneapolis based developer and manufacturer of implantable stimulation leads, lead delivery systems and accessories for cardiac rhythm management and neuromodulation. BCI is a subsidiary of BIOMEC Inc., a privately held medical technology company headquartered in Cleveland, Ohio.

The definitive agreement provides for the acquisition by Medamicus of substantially all of the assets of BCI through a newly formed, wholly owned subsidiary of Medamicus. Medamicus has agreed to pay $18.0 million at closing, plus or minus specified adjustments. In addition, under the agreement, Medamicus has agreed to make a contingent payment based on total 2003 sales of BCI prior to the acquisition and Medamicus's BCI unit after the acquisition and a second contingent payment based upon sales of the Medamicus BCI unit's proprietary products in 2004 in excess of 2003 proprietary sales.

Under the agreement, Medamicus is obligated to pay at closing not less than $7.0 million in cash and not less than $7.0 million through issuance of newly issued Medamicus, Inc. common stock valued at $7.50 per share. The remaining $4.0 million, subject to the adjustments, is payable by Medamicus at its option either in cash or by an additional issuance of Medamicus common stock valued at $7.50 per share or a combination of cash and stock. If Medamicus paid the minimum amount of the closing price in stock, it would issue 933,333 shares, and if Medamicus paid the estimated maximum amount of the closing price in stock, it would issue 1,466,667 shares. As of July 18, 2003, Medamicus had 4,739,293 shares of common stock outstanding.

Each of the 2003 and the 2004 Contingent Payment is to be made in a combination of cash and of stock valued at the then-current market price.

Jim Hartman, President and CEO of Medamicus, said, "I am pleased to announce this business combination with BCI. We expect this transaction to significantly expand our product line into complementary high growth markets, broaden our intellectual property portfolio, diversify our OEM customer base and add to our team of skilled and experienced managers and employees. BCI's business model of OEM sales coupled with proprietary product development is similar to that of Medamicus. The combination with BCI will materially enhance our ability to continue to provide world-class, value-added design and manufacturing services to OEM customers such as Bard, Cook, Guidant, Medtronic and St. Jude Medical. BCI's sales more than doubled to $4.5 million in the first half of 2003 compared to the same period in 2002 and we expect that its sales for all of 2003 will be in excess of $9 million."

Trevor O. Jones, BIOMEC's Chairman and CEO, who will be elected to the Medamicus board and become its new Vice Chairman, stated that "BIOMEC's board enthusiastically endorses this opportunity and considers it a sound investment in a dynamic company with outstanding growth potential. The combination is an excellent synergistic fit of the two companies to the benefit of all shareholders." Mr. Jones added "this combination does not impact BIOMEC's Cleveland operations, which will continue in their current form."

Vince Owens, President and CEO of BCI, said "Biomec Cardiovascular's sales have grown significantly over the last nine months due to our focused strategy on proprietary permanent implantable leads and delivery systems targeted for the cardiac rhythm management and neuromodulation markets. This business combination will allow us to accelerate the development of new specialized implantable leads with delivery systems that enable less invasive and more efficient placement in and on the heart, brain and spinal cord."

The board of directors of Medamicus, Inc. as well as the boards of directors of BCI and BIOMEC Inc., have approved the acquisition and unanimously recommended approval by its respective shareholders. Besides requiring approval by the shareholders of Medamicus and BIOMEC Inc., the transaction is subject to SEC review, the absence of material adverse events and other customary closing conditions. The transaction is expected to close on or about September 30, 2003. Franklin Capital Partners, Inc. initiated this transaction on behalf of Medamicus and served as exclusive acquisition adviser to Medamicus. Goldsmith, Agio, Helms & Lynner, LLC reviewed the transaction for fairness from a financial point of view to the Medamicus shareholders and provided an opinion to that effect to the Medamicus board of directors. The issuance of the Medamicus common stock requires the approval of the Medamicus shareholders under applicable Nasdaq listing standards. As a condition of the agreement, Medamicus will apply for listing of its common stock on the Nasdaq National Market System.

Medamicus, Inc., based in Plymouth, Minnesota, is a medical products company engaged in the design, development, manufacture and marketing of percutaneous delivery systems. Its products include venous vessel introducers, safety needles and other disposable delivery products for use in the implantation of pacemakers, defibrillators, catheters and infusion ports sold through OEM relationships with other medical device companies.

Headquartered in Minneapolis, Minnesota, BIOMEC Cardiovascular Inc. is a developer and manufacturer of implantable stimulation leads, lead delivery systems, and lead accessories for cardiac rhythm management, neuromodulation, and hearing -restoration markets. Headquartered in Cleveland, Ohio, BIOMEC Inc. is a leading researcher, developer and manufacturer of advanced medical technologies.

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Certain important factors could cause results to differ materially from those anticipated by some statements made herein. All forward-looking statements involve risks and uncertainties. A number of factors that could cause results to differ materially are discussed in our Annual Report on Form 10-KSB for the year ended December 31, 2002. Among the factors that could cause results to differ materially are the following: the ability of Medamicus to obtain approval of the transaction by Medamicus and BIOMEC shareholders; the ability of Medamicus to successfully integrate the acquired business; Medamicus's dependence upon a limited number of key customers for its revenue; Medamicus's dependence upon licensing agreements with third parties for the technology underlying some of its products, especially the safety needle; the ability of Medamicus to negotiate and enter into safety needle supply agreements with major medical device companies, and the ability of Medamicus and these customers to achieve market acceptance of the safety needle; Medamicus's ability to effectively manufacture its safety needle using its automated safety needle assembly equipment in anticipated required quantities; Medamicus's ability to successfully manufacture and introduce its FlowGuard valved peelable introducer; Medamicus's ability to develop or acquire new products to increase its revenues; Medamicus's ability to attract and retain key personnel; introduction of competitive products; patent and government regulatory matters; economic conditions; and Medamicus's ability to raise capital. All forward-looking statements of Medamicus, whether written or oral, and whether made by or on behalf of Medamicus, are expressly qualified by these cautionary statements. In addition, Medamicus disclaims any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Medamicus intends to file a registration statement on Form S-4 in connection with the transaction, and Medamicus and BIOMEC Inc. intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security-holders of Medamicus and BIOMEC are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction, and related matters. When available, investors and security-holders may obtain a free copy of the joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from either of the companies.

                                                Medamicus, Inc. File no. 0-19467
                                                                    Exhibit 99.4



[BIOMEC LOGO]                   NEWS RELEASE

July 22, 2003 [DRAFT -- NOT FOR DISTRIBUTION]

[Contact: Trevor O. Jones, 216-937-2800, ext. 222, BIOMEC Inc., Cleveland, OH or Vincent P. Owens, 952-653-2410, BCI Minneapolis, MN]



     BIOMEC AGREES TO COMBINE ITS MINNEAPOLIS OPERATION WITH MEDAMICUS, INC.


Cleveland, Ohio (July 22, 2003) - Trevor O. Jones, Chairman and CEO, announced today the combination of BIOMEC's Minneapolis operation, Biomec Cardiovascular Inc. (BCI), with Medamicus, Inc.

BCI develops and manufactures implantable stimulation leads, lead delivery systems, and lead accessories for cardiac rhythm management, neuromodulation, and hearing-restoration markets.

Medamicus, Inc., a publicly traded company (Nasdaq - MEDM) based in Plymouth, Minnesota, is a biomedical products company engaged in the design, development, manufacture and marketing of percutaneous delivery systems. Its products include venous vessel introducers, safety needles and other disposable delivery products for use in the implantation of pacemakers, defibrillators, catheters and infusion ports sold through OEM relationships with other medical device companies.

The definitive agreement provides for the acquisition by Medamicus of substantially all of the assets of BCI through a newly formed, wholly owned subsidiary of Medamicus. Medamicus has agreed to pay $18.0 million at closing, plus or minus specified adjustments. Medamicus has agreed to make a contingent payment based on total 2003 sales of BCI prior to the acquisition and Medamicus's BCI unit after the acquisition and a second contingent payment based upon sales of the Medamicus BCI unit's proprietary products in 2004 in excess of 2003 proprietary sales.

Under the agreement, Medamicus is obligated to pay at closing not less than $7.0 million in cash and not less than $7.0 million through issuance of newly issued Medamicus, Inc. common stock valued at $7.50 per share. The remaining $4.0 million, subject to the adjustments, will be paid either in cash or by common stock valued at $7.50 per share or a combination of cash and stock, at Medamicus's option.

If Medamicus paid the minimum amount ($7.0 million) of the closing price in stock, it would issue 933,333 to shares to BIOMEC, and if Medamicus paid the estimated maximum amount ($11.0 million) of the closing price in stock, it would issue 1,466,667 shares to BIOMEC. As of July 18, 2003, Medamicus had 4,739,293 shares of common stock outstanding. If Medamicus elects to pay the maximum amount in stock, BIOMEC would own at closing approximately 24% of Medamicus, and the minimum amount would result in a BIOMEC ownership at closing of approximately 16%. In either case, BIOMEC will become Medamicus's largest single shareholder, and Trevor O. Jones will be elected to its board and be its new Vice Chairman.

Trevor Jones stated that "BIOMEC's board enthusiastically endorses this opportunity and considers it a sound investment in a dynamic company with outstanding growth potential. The combination is an excellent synergistic fit of the two companies to the benefit of all shareholders." Mr. Jones added "this combination does not impact BIOMEC's Cleveland operations, which will continue in their current form."

Vince Owens, President and CEO of BCI, said "Biomec Cardiovascular's sales have grown significantly over the last nine months due to our focused strategy on proprietary permanent implantable leads and delivery systems targeted for the cardiac rhythm management and neuromodulation markets. This business combination will allow us to accelerate the development of new specialized implantable leads with delivery systems that enable less invasive and more efficient placement in and on the heart, brain and spinal cord."

Jim Hartman, President and CEO of Medamicus, said "I am pleased to announce this business combination with BCI. We expect this transaction to significantly expand our product line into complementary high growth markets, broaden our intellectual property portfolio, diversify our OEM customer base and add to our team of skilled and experienced managers and employees. BCI's business model of OEM sales coupled with proprietary product development is similar to that of Medamicus. The combination with BCI will materially enhance our ability to continue to provide world-class, value-added design and manufacturing services to OEM customers such as Bard, Cook, Guidant,

Medtronic and St. Jude Medical. BCI's sales more than doubled to $4.5 million in the first half of 2003 compared to the same period in 2002 and we expect that its sales for all of 2003 will be in excess of $9 million."

BIOMEC Inc. is a biomedical device company established in 1998 with the specific objective of accelerating promising technology from major medical and academic institutions, national laboratories, and from internal proprietary developments to successful commercial products. BIOMEC operates facilities in Cleveland and in Minneapolis. BIOMEC has more than 25 customers, which include both major medical device OEMs and start-up companies, primarily in the fields of cardiac rhythm management and neuromodulation. Additionally, BIOMEC has product development and investment coalitions with NeuroControl Corp. in Cleveland, and the newly formed Cleveland company, Imalux Inc.

For further information, please contact Trevor O. Jones at 216-937-2800, ext. 222 (Fax: 216-937-2813 or e-mail to jones@biomec.com), 1771 East 30th Street, Cleveland, OH 44114 or Vincent P. Owens at 952-653-2410 (Fax: 952-943-1087 or e-mail to vowens@biomec.com), 9452 West 78th Street, Minneapolis, MN 55439.

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Certain important factors could cause results to differ materially from those anticipated by some statements made herein. All forward-looking statements involve risks and uncertainties. A number of factors that could cause results to differ materially are discussed in Medamicus's Annual Report on Form 10-KSB for the year ended December 31, 2002. Among the factors that could cause results to differ materially are the following: the ability of Medamicus to obtain approval of the transaction by Medamicus and BIOMEC shareholders; the ability of Medamicus to successfully integrate the acquired business; Medamicus's dependence upon a limited number of key customers for its revenue; Medamicus's dependence upon licensing agreements with third parties for the technology underlying some of its products, especially the safety needle; the ability of Medamicus to negotiate and enter into safety needle supply agreements with major medical device companies, and the ability of Medamicus and these customers to achieve market acceptance of the safety needle; Medamicus's ability to effectively manufacture its safety needle using its automated safety needle assembly equipment in anticipated required quantities; Medamicus's ability to successfully manufacture and introduce its FlowGuard valved peelable introducer; Medamicus's ability to develop or acquire new products to increase its revenues; Medamicus's ability to attract and retain key personnel; introduction of competitive products; patent and government regulatory matters; economic conditions; and Medamicus's ability to raise capital. All forward-looking statements of Medamicus, whether written or oral, and whether made by or on behalf of Medamicus, are expressly qualified by these cautionary statements. In addition, Medamicus disclaims any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Medamicus intends to file a registration statement on Form S-4 in connection with the transaction, and Medamicus and BIOMEC Inc. intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security-holders of Medamicus and BIOMEC are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction, and related matters. When available, investors and security-holders may obtain a free copy of the joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from either of the companies.